SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of May 2012

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

First Quarter 2012 Results
May. 02th . 2012

Our Evolution Capacity has Built us Stronger

DESARROLLADORA HOMEX S.A.B. DE C.V.

INVESTORS CONTACT investor.relations@homex.com.mx Vania Fueyo INVESTOR RELATIONS OFFICER + 5266.7758.5838 vfueyo@homex.com.mx
Homex Reports First Quarter 2012 Results

Total Revenue Grows 43.7 percent; EBITDA Margin 22.8 percent; Positive Free Cash Flow Ps.865 Million, Excluding Penitentiary Construction Projects

Culiacan Mexico, May 02, 2012—Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] today announced financial results for the First Quarter ended on March 31, 2012[1].

Pursuant to Article 78 of the General Provisions Applicable to Securities Issuers and Other Participants in the Securities Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores), beginning in 2012, the Company is adopting IFRS as issued by the International Accounting Standards Boards (“IASB”) . Please refer to page 23 for a detailed description of the transition.

Financial Highlights

• Total revenue for the first quarter of 2012 increased 43.7 percent to Ps. 5.9 billion (US$458 million) from Ps.4.1 billion (US$319 million) for the same period in 2011. During the quarter, the Company recognized Ps.2.2 billion (US$168 million) of revenues from its penitentiary construction projects with the federal government.

• Adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) during the quarter was Ps.1,344 million (US$105 million), a 60.2 percent increase from the Ps.839 million (US$65 million) reported in the first quarter of 2011. Adjusted EBITDA margin increased 236 basis points to 22.8 percent in the first quarter of 2012 from 20.5 percent in the first quarter of 2011.

[1] Unless otherwise noted, all monetary figures are presented in thousands of Mexican pesos and in accordance with Mexican Financial Reporting Standards (MFRS). First quarter 2012 and 2011 figures are presented without recognizing the effects of inflation per the application of MFRS B-10 “Effects of inflation.” The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refers to U.S. dollars. U.S. dollar figures in this release are presented only for the convenience of the reader and are estimated, using an exchange rate of Ps.12.8489 per US$1.00. First quarter 2012 financial information is unaudited and subject to adjustments.
Percentage change expressed in basis points is provided for the convenience of the reader. Basis points figures may not match, due to rounding.

FIRST QUARTER 2012 RESULTS

Financial Highlights

• Net income (adjusted for non-cash, foreign exchange (FX) effects) for the first quarter of 2012 was Ps.514.1 million (US$40 million) reflecting an 8.7 percent margin in the first quarter of 2012 compared to Ps.314.7 million (US$24 million) and a margin of 7.7 percent reported in the same period in 2011. This was principally due to lower general and administrative expenses.

• As of March 31, 2012 Homex’ working capital cycle (WCC) was 640 days (excluding the penitentiary construction projects), an improvement of 24 days from 664 days as of March 31, 2011 mainly, as a result of a decrease of 27 days in inventory days for the period as a result of the Company’s conservative land acquisition replacement strategy and the stability of its work in progress inventory. WCC decreased 6 days from 646 days as of December 31, 2011, mainly as a result of an increase of 20 days in accounts payable days for the period.

• As of March 31, 2012, Homex’ free cash flow (FCF) generation (excluding the penitentiary construction projects) and adjusted for non-cash FX effects was positive at Ps.865 million (US$67 million) . On a consolidated basis, including the penitentiary construction projects, Homex generated a negative free cash flow of Ps.893 million (US$69 million), primarily because these projects’ construction in progress is required to be recognized as accounts receivable for accounting purposes.

Commenting on first quarter results, Gerardo de Nicolás, Chief Executive Officer of Homex, said:

“Our first quarter 2012 results reflect a bright start to the year, particularly with respect to the strong contribution from our penitentiary construction projects. During the quarter, we recognized Ps.2.2 billion revenues from these projects, alone, which represented 33 percent of completion of the total projects, and we are confident that we will be in line to deliver the prisons to Mexico’s federal government this year. At the same time, we had a strong start to the year at our housing division in Mexico in regard to working capital management. Once again, we are demonstrating that the different initiatives on which we have been working over the last years to improve our working capital cycle are starting to pay off, despite the fact that we continue to increase our participation in vertical construction which, as of 1Q12, represented 41 percent of total construction in progress.

“On the other side of the coin, our first quarter results from our housing divisions reflect a bumpy start with respect to revenue growth. Our lower than expected results in Mexico were mainly driven by a temporary delay that we faced in relation to the housing registry system (RUV). Nonetheless, as the nature of this delay is administrative rather than operational, we believe that we will catch up in the following quarters as sales dynamics at our projects reflect a positive outlook. In Brazil, we continued to face seasonality of the housing business, which is driven by the administrative capacity of the different players in the mortgage and titling processes. But here, again, we believe that as we advance on the year we will deliver on our expectations and goals for the year in Brazil.

“All in all, we feel well positioned to deliver on our 2012 guidance in both revenue growth and margins, as we continue to improve our profitability in both our housing operations and in our work for the Federal government. ”

FIRST QUARTER 2012 RESULTS

FINANCIAL AND OPERATING HIGHLIGHTS
Thousands of pesos	1Q'12 Thousands U.S dollars (Convenience Translation)	1Q'12 Thousands of pesos	1Q'11	% Chg.
Volume (Homes)	8,738	8,738	11,294	-22.6%
Revenues	$458,228	$5,887,728	$4,098,427	43.7%
Housing revenues	$285,412	$3,667,236	$4,045,684	-9.4%
Cost	$328,340	$4,218,814	$2,938,505	43.6%
Capitalization of Comprehensive Financing Costs (CFC)	$17,244	$221,570	$217,029	2.1%
Gross profit	$129,888	$1,668,914	$1,159,922	43.9%
Gross profit adjusted for capitalization of CFC	$147,132	$1,890,484	$1,376,951	37.3%
Operating income	$78,824	$1,012,796	$553,405	83.0%
Operating income adjusted for capitalization of CFC	$96,068	$1,234,366	$770,434	60.2%
Interest expense, net (a)	$26,258	$337,385	$245,890	37.2%
Net income	$68,023	$874,017	$336,897	159.4%
Net Income adjusted for FX	$40,013	$514,126	$314,709	63.4%
Adjusted EBITDA (b)	$104,602	$1,344,018	$838,761	60.2%
Gross margin	28.3%	28.3%	28.3%
Gross margin adjusted for capitalization of CFC	32.1%	32.1%	33.6%
Operating margin	17.2%	17.2%	13.5%
Operating margin adjusted for capitalization of CFC	21.0%	21.0%	18.8%
Adjusted EBITDA margin	22.8%	22.8%	20.5%
Earnings per share in Ps.		2.29	0.98
Earnings per share in Ps. adjusted for FX		1.54	0.94
Earnings per ADR presented in US$ (c)	1.07		0.46
Earnings per ADR presented in US$ adjusted for FX	0.72		0.44
Weighted avg. shares outstanding (MM)	334.7	334.7	334.7
Accounts receivable days (d)		35	32
Inventory days		716	743
Accounts payable days		111	111
Working Capital Cycle (WCC) days (e)		640	664

a)  Not including interest expense from the penitentiary construction projects.

b) Adjusted EBITDA is not a financial measure computed under Mexican Financial Reporting Standards (MFRS) . Adjusted EBITDA as derived from our MFRS financial information means net income, excluding (i) depreciation and amortization; (ii) net comprehensive financing costs (“CFC”) (comprised of net interest expense (income), foreign exchange gain or loss, including CFC, capitalized to land balances, that is subsequently charged to cost of sales and (iii) income tax expense and employee statutory profit-sharing expense. See “Adjusted EBITDA” for a reconciliation of net income to Adjusted EBITDA for the first quarter of 2012 and 2011.

c)  US$ values estimated using an exchange rate of Ps.12.8489 per US$1.00 as of March 31, 2012. Common share/ADR ratio: 6:1.

d)  Accounts receivable not including receivables from the penitentiary construction projects.

e)  WCC computation based on LTM COGS under IFRS and not including COGS and revenues from the penitentiary construction projects

FIRST QUARTER 2012 RESULTS

Operating Results

Homex had operations in 34 cities and 21 states across Mexico and in three cities and two states in Brazil, as of March 31, 2012.

Titled volume. During the first quarter of 2012, titled home volume totaled 8,738 homes, a decrease of 22.6 percent compared to the first quarter of 2011, mainly driven by a 25.7 percent decline in Affordable Entry-level (AEL) collected units in Mexico, the result of an administrative delay caused by changes made to the Housing Registry System (RUV), as the platform was upgraded and had intermittent operation during the period. At the same time, the Company re-registered with the RUV some of its AEL projects to comply with the National Housing Commission (CONAVI) sustainability standards which contributed to this decrease.

During the first quarter of 2012, homes sold in the AEL segment in Mexico accounted for 7,618 or 87.2 percent of total titled volume compared to 10,250 or 90.8 percent for the same period in the previous year. Middle income volume in the first quarter of 2012 increased 6.6 percent to 1,066 homes from 1,000 homes during the first quarter of 2011, as a result of increased mortgage availability through FOVISSSTE which, during the period intensified its focus on the middle income segment, as well as from mortgage availability through commercial banks. Middle income volume represented 12.2 percent of total titled volume during the first quarter of 2012, an increase of 335 basis points when compared to 8.9 percent represented by this segment during the first quarter of 2011.

During the first quarter of 2012, the Company’s AEL homes titled in Brazil totaled 54 units compared to 44 units titled during 1Q11. During 1Q12, homes titled in Brazil represented 0.6 percent of Homex’ total volume titled.

VOLUME
	1Q'12	% of Total	1Q'11	% of Total	Change 1Q12 / 1Q11
Mexico
Affordable-Entry (from 2 to 11 times MW*)	7,618	87.2%	10,250	90.8%	-25.7%
Middle income (above 11 times MW*)	1,066	12.2%	1,000	8.9%	6.6%
Total Mexico	8,684	99.4%	11,250	99.6%	-22.8%
Brazil
Affordable-Entry (from 3 to 6 times MW*)	54	0.6%	44	0.4%	22.7%
Total volume	8,738	100.0%	11,294	100.0%	-22.6%

*MW: Annual Minimum Wage

FIRST QUARTER 2012 RESULTS

The average price for all titled homes during the first quarter of 2012 was Ps.420 thousand, an increase of 17.2 percent when compared to the first quarter of 2011. Homex’ average price increase was mainly driven by an increase in middle-income home prices. Homex’ strategy is to concentrate its product offering at a price point where homes can more easily be financed through co-financing programs within INFONAVIT and FOVISSSTE and through commercial banks. On a quarterly basis, when compared to the 4Q11 average price, middle-income home prices decreased by 6.8 percent. During the first quarter, the average price for the AEL segment increased 3.9 percent to Ps.351 thousand, compared to Ps.337 thousand in the same period in 2011. Homex’ average price in both segments reflects the Company’s strategy to actively respond to demand trends, mortgage availability, and market opportunities in Mexico.

For the first quarter of 2012, the average price for homes titled in Brazil was Ps.481 thousand, a decrease of 24.1 percent when compared to the first quarter of 2011. During the quarter, the Company continued to focus on a product offering for families who earn between 3 to 6 times the minimum wage, therefore taking full advantage of government support through the mortgage program Minha Casa Minha Vida, administered by the Caixa.

AVERAGE PRICE
Thousands	1Q'12	1Q'11	Change 1Q12 / 1Q11	Low	High
Mexico
Affordable-Entry (from 2 to 11 times MW*)	$351	$337	3.9%	$204	$560
Middle income (above 11 times MW*)	$901	$561	60.7%	$561	$1,500
Average price for all homes in Mexico	$419	$357	17.4%
Brazil
Affordable-Entry Brazil (from 3 to 6 times MW*)	$481	$634	-24.1%	$450	$978
Average price for all homes	$420	$358	17.2%

*Annual Minimum Wage
The Company categorized its titled homes during the quarter according to the price ranges presented above

FIRST QUARTER 2012 RESULTS

Mortgage financing*. For the first quarter of 2012, the main sources of mortgage financing for the Company’s housing customers continued to be INFONAVIT and FOVISSSTE, which accounted for 74 percent of the total mortgage financing sources for Homex. During the first quarter of 2012, 40.0 percent of the Company’s titled homes were financed through INFONAVIT. At the same time, Homex has continued to increase its participation in FOVISSSTE’s mortgage program, and, as a result, financing from FOVISSSTE represented 34.0 percent of total titled units. During the quarter, titled units in Brazil, which are financed through the Caixa, represented 0.6 percent. Importantly, the Company has continued to find alternative sources of financing for low income customers, through state housing funds as well as financing for the affordable -entry level and middle income segment with commercial banks. During the quarter, 25 percent of Homex’ customers were financed by commercial banks and other state housing funds.

*Sources of mortgage financing according to homes titled during the period.

Geographic Footprint. During the first quarter of 2012, Homex has continued to capitalize on the lack of effective competition from small and medium sized homebuilders who have continued to experience financing constraints, in addition to the natural barriers that have been created by a new focus of the Mexican housing industry, on creating better planned communities by increasing the density of projects through vertical prototypes, which requires a higher level of specialization and technology.

In Brazil, during the recent quarter, Homex continued concentrating its operations at Sao Jose Dos Campos, Campo Grande and Marilia.

FIRST QUARTER 2012 RESULTS

Financial Results

Revenues increased 43.7 percent in the first quarter of 2012 to Ps.5,888 million from Ps.4,098 million in the same period of 2011. Total housing revenues (including the Company’s operations in Brazil) in the first quarter of 2012 decreased 9.6 percent compared to the same period of 2011, mainly driven by a decline of 22.7 percent to Ps.2,671 million from Ps.3,457 million recognized during 1Q11 in the Company’s AEL segment in its Mexico Division, as a result of an administrative delay caused by the changes made to the Housing Registry System (RUV) as previously explained in volume results above.

During the first quarter of 2012, middle-income level revenues increased 71.3 percent to Ps.960.5 million from Ps.560.6 million in the year ago period mainly as a result of a 60.7 percent increase in the average sales price within the segment and as a result of mortgage availability through FOVISSSTE and commercial banks, where the aforementioned increased its focus on the middle-income segment during the period.

In Mexico, Homex expects to benefit from continued and stable financing by INFONAVIT and FOVISSSTE as well as from CONAVI’s subsidy program where the Company is strategically positioned as the subsidy program prioritizes customers who acquire vertical units. As of March 31, 2012 Homex’ vertical product offering under construction represented 41 percent of total units compared to 30 percent as of March 31, 2011.

Homex’ revenues from its International Division (operations in Brazil) of Ps.26 million during the first quarter of 2012, represented a decrease of 6.9 percent when compared to Ps.28 million during the first quarter of 2011. The decrease in revenues during the first quarter in Brazil reflect administrative delays in the mortgage approval and titling processes as well as a lower average price during the first quarter of 2012.

During the first quarter of 2012, revenues from Homex’ Infrastructure Division excluding revenues from federal penitentiaries, totaled Ps.61 million as a result of the Company’s various signed contracts with state and federal governments. During the first quarter of 2011 the Company did not recognize revenues from these contracts.

For the first quarter of 2012, revenues from the construction of the two federal penitentiaries were Ps.2,159 million representing 20.4 percent of the total construction value of the projects of Ps.10,600 million equivalent to a completion of the projects of 33 percent.

FIRST QUARTER 2012 RESULTS

Other revenues, which are mainly attributable to the sale of pre-fabricated construction materials such as block and concrete, accounted for Ps.9.9 million or 0.2 percent of total revenues in the first quarter of 2012, compared to Ps.52.7 million or 1.3 percent during the first quarter of 2011.

During the first quarter of 2012, as a percentage of total revenues, Homex’ Mexico Division represented 61.7 percent compared to 98.0 percent during the first quarter of 2011. Brazil represented 0.4 percent of the first quarter 2012 total revenues compared to 0.7 percent during the first quarter of 2011. Homex’ Infrastructure Division, excluding revenues from the federal penitentiaries, represented 1.0 percent of total 1Q12 revenues. Federal penitentiary construction projects revenues represented 36.7 percent of total revenues during the first quarter of 2012.

REVENUE BREAKDOWN
Thousands of pesos	1Q'12	% of Total	1Q'11	% of Total	Change 1Q12 / 1Q11
Mexico Housing Revenues
Affordable-Entry (from 2 to 11 times MW*)	$ 2,670,831	45.4%	$ 3,457,197	84.4%	-22.7%
Middle income (above 11 times MW*)	$ 960,526	16.3%	$ 560,578	13.7%	71.3%
Total Mexico Housing Revenues	$ 3,631,357	61.7%	$ 4,017,775	98.0%	-9.6%
Brazil
Affordable-Entry (from 3 to 6 times MW*)	$ 25,980	0.4%	$ 27,909	0.7%	-6.9%
Total Housing Revenues	$ 3,657,337	62.1%	$ 4,045,684	98.7%	-9.6%
Infrastructure revenue	$ 61,154	1.0%	$ -
Federal Penitentiaries Projects revenue	$ 2,159,337	36.7%	$ -
Other Revenues	$ 9,899	0.2%	$ 52,743	1.3%	-81.2%
Total Revenues	$ 5,887,728	100.0%	$ 4,098,427	100.0%	43.7%

*Annual Minimum Wage

FIRST QUARTER 2012 RESULTS

Gross profit margin remained stable at 28.3 percent in the first quarter of 2012 compared to 28.3 percent in the same quarter of 2011. Starting January 1, 2012, as the Company has implemented IFRS, and Pursuant to IAS 23, “Cost of Loans,” only the foreign -exchange differences relating to loans in foreign currency directly attributable to the acquisition, construction or production of eligible assets can be capitalized, as part of the cost of those assets, to the extent to which they are considered adjustments to interest expense. Under MFRS 14, D-6, these foreign -exchange differences were capitalized in full, regardless of their nature.

During the first quarter of 2012, the Company registered a non-cash foreign exchange gain of Ps.1.1 million compared to a non-cash foreign exchange gain of Ps.5.8 million during the same period in 2011. This was mainly driven by the 8.0 percent quarter -over-quarter appreciation of the Mexican peso against the U.S. dollar. Capitalized interest expense was Ps.218.1 million during the first quarter of 2012, compared to Ps.221.2 million in the first quarter of 2011.

On a pro-forma basis (without considering the application of IAS 23 in 2011 and 2012), Homex’ gross profit margin for the quarter would have been 32.1 percent as compared to 33.6 percent during the same period in 2011. The margin decline reflects Homex’ lower initial gross profit from the Company’s Penitentiaries projects, as initial work performed represents a lower margin and, to a lesser extent, the continued ramp up of the Company’s operations in Brazil.

	CAPITALIZATION OF COMPREHENSIVE
	FINANCING COST
Thousand of Pesos
INVENTORY	March 31, 2012	March 31, 2011
Exchange Loss (gain)	-$8,186	-$28,546
Interest Expense	1,602,973	1,080,096
Inflation accounting accumulated effect	33,550	8,062
Total	$1,628,337	$1,059,612
COST OF SALES	1Q12	1Q11
Exchange Loss (gain)	-$1,114	-$5,847
Interest Expense	218,119	221,225
Inflation accounting accumulated effect	4,565	1,651
Total	$221,570	$217,029

FIRST QUARTER 2012 RESULTS

Selling, General and Administrative Expenses (SG&A) as a percentage of total revenues for the first quarter of 2012 decreased 365 bps to 11.1 percent from 14.8 percent for the first quarter of 2011. The improvement on SG&A margin was mainly a result of the Company’s continued efficiencies generated from the ongoing re-structuring of administrative personnel in both Mexico and Brazil.

Operating income . During the first quarter of 2012, operating income increased 83.0 percent to Ps.1,013 million from Ps.553 million during the same period of 2011. Operating income as a percentage of revenues was 17.2 percent in the first quarter of 2012 compared to 13.5 percent during the first quarter of 2011. On a pro-forma basis (without considering the application of IAS 23 in 2011 and 2012) Homex’ operating margin for the first quarter of 2012 was 21.0 percent compared to 18.8 percent during the same period of last year. The higher margin during the recent quarter mainly results from lower SG&A expenses during the quarter as previously explained above.

Net comprehensive financing cost (CFC) during the first quarter of 2012 was negative Ps.434.2 million compared to negative Ps.7.5 million during the first quarter of 2011. The lower cost of financing during the first quarter of 2012 mainly reflects the recognition of a higher foreign exchange gain during the recent quarter compared to the first quarter of 2011.

As a percentage of revenues, the negative net comprehensive financing cost represented 7.4 percent of revenues in the first quarter of 2012 compared to 0.2 percent in the first quarter of 2011. The main drivers of this result were the following:

a) Net interest expense during the recent quarter was Ps.169.0 million compared to Ps.24.6 million in the first quarter of 2011. The higher net interest expense in the period reflects the recognition of interest expense from the Company’s long-term non-recourse financing in relation to the Company’s penitentiary construction projects.

b) Foreign exchange gain recognized in the first quarter of 2012 totaled Ps. 603.2 million compared to a gain of Ps.32.2 million in 2011.

FIRST QUARTER 2012 RESULTS

Foreign exchange exposure and currency derivatives. As of March 31, 2012, Homex’ U.S. Dollar denominated debt mainly relates to the issuance of three bonds: a US$250 million bond issued in 2005; a US$250 million bond issued in 2009; and a US$400 million bond issued in 2012. Each of these has a single principal payment due at maturity in 2015, 2019 and 2020, respectively. Regarding its 2015 US$250 million bond, the Company has an interest -only swap that aims to effectively minimize the exchange risk in the dollar denominated interest payments. Regarding its 2019 US$250 million bond, Homex has entered into a principal -only swap at an exchange rate of 12.93 pesos per dollar until maturity; and for coupon payments, the Company has an interest -only swap covering 2012 coupon payments at an effective exchange rate of 11.37 pesos per dollar; in addition the Company has entered into four capped forwards for the 2013-2014 coupon payments at an effective exchange rate of 13.24 pesos per dollar, with a cap of 17.00 pesos per dollar. Regarding its 2020 US$400 million bond, Homex has entered into a principal -only swap at an exchange rate of 12.88 pesos per dollar until maturity; and for coupon payments, the Company has entered into three capped forwards for the next three coupons at an effective exchange rate of 13.22 pesos per dollar, with a cap of 17.00 pesos per dollar.

Net income for the first quarter of 2012 increased 159.4 percent to Ps.874.0 million or a 14.8 percent margin compared to Ps.336.9 million and a margin of 8.2 percent reported in the same period in 2011. The higher result during the first quarter of 2012 is mainly driven by lower SG&A for the recent quarter and from the non-cash foreign exchange (FX) effects. For the first quarter of 2012 and 2011 net income margin, adjusted for FX effects, was 8.7 percent and 7.7 percent, respectively.

Earnings per share (EPS) for the first quarter of 2012 increased to Ps.2.29 as compared to Ps.0.98 reported in the first quarter of 2011 driven by lower SG&A for the recent quarter and a higher non-cash foreign exchange (FX) effect. EPS adjusted for non-cash foreign exchange (FX) effects during the first quarter of 2012 were Ps.1.54 compared, to Ps.0.94 during 1Q11.

FIRST QUARTER 2012 RESULTS

Adjusted EBITDA during the first quarter of 2012 increased 60.2 percent to Ps.1,344 million from Ps.839 million reported in the same period in 2011. As a percentage of sales, adjusted EBITDA during 1Q12 improved 236 bps to 22.8 percent, compared to 20.5 percent in the same period last year.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA DERIVED FROM OUR IFRS FINANCIAL INFORMATION
Thousands of pesos	1Q'12	1Q'11
Net Income	$767,082	$329,078
Depreciation and amortization	$99,961	$76,954
Capitalization of CFC	$221,570	$217,029
Net comprehensive financing cost	-$434,208	-$7,513
Income tax	$582,678	$215,395
Minority interest	$106,935	$7,819
Adjusted EBITDA	$1,344,018	$838,761

Land reserve. As a result of Homex’ rapid migration to higher density projects, with vertical construction as of March 31, 2012 representing approximately 41 percent of total homes under construction, the Company has been using a new density standard in order to appropriately estimate the equivalence of the Company’s land reserve into units for the AEL segment in Mexico. Currently, the estimated density for 41 percent of Homex’ AEL projects has increased to 70 homes as of March 31, 2012, from 50 homes per hectare. Thus, the Company considers its land reserve to be equivalent to 433,434 homes, of which 401,850 are reserved for AEL homes, including land reserved for Homex’ Brazilian operations, and 31,584 for homes at a price point above Ps.560 thousand, as well as land reserved for the Company’s tourism division. Homex’ land inventory value as of March 31, 2012 was Ps.11.0 billion (US$860 million) . The Company now estimates that its current land bank, considering this new density standard, covers 5.0 years of future operations.

During the first quarter of 2012, Homex did not acquire land in Mexico or Brazil, in line with the Company’s conservative land bank replacement policy.

FIRST QUARTER 2012 RESULTS

Liquidity. During the first quarter of 2012, Homex debt position when compared to December 31, 2011, increased by 3.6 percent or Ps.542 million to Ps.15,732 million from Ps.15,190 million. Total debt adjusted for FX increased by 7.3 percent or Ps.1.1 billion when compared to December 31, 2011. As of March 31, 2012, Homex’ weighted average debt maturity was 5.6 years, with 83 percent of the Company’s debt maturing between 2015 and 2020. The Company had net debt of Ps.10,112 million as of March 31, 2012.

Including the long-term non-recourse financing from the penitentiary construction projects, the Company’s total debt as of March 31, 2012 increased to Ps.17,538 million.

As of March 31, 2012, the Company had the following liquidity ratios excluding the penitentiary construction projects’ long-term non recourse financing:

1Q12
Total Debt	15,732
Net Debt (Ps. Millions)	10,112
Net debt-to-adjusted EBITDA ratio	2.17
Debt to- total- capitalization ratio	52.4%
Total Debt to EBITDA	3.32

EBITDA = LTM EBITDA under IFRS not including EBITDA from the penitentiary construction projects.

As of March 31, 2012, the Company was in compliance with its debt covenants

FIRST QUARTER 2012 RESULTS

Working Capital Cycle

The following tables presents a breakdown of the Company’s inventory and capitalization of Comprehensive Financing Cost (CFC) to show total inventory adjusted by this effect.

Ps. Million	March 2011	December 2011	March 2012
Total Inventory	28,611	30,739	30,705
Capitalization of CFC	1,060	1,430	1,628
Total Inventory adjusted by capitalization of CFC	27,551	29,309	29,077

Days of Housing Working Capital Cycle (WCC)[1]

Days	March 2011	December 2011	March 2012
Accounts Receivable (a)	32	33	35
Inventory days	743	705	716
Accounts Payable	111	92	111
Total WCC	664	646	640

1 Computation of WCC does not include COGS and Revenues from the penitentiary construction projects
a) Excluding receivables from the penitentiary construction projects

The Company’s Working Capital Cycle (WCC) was 640 days as of March 31, 2012, compared to 664 days as of March 31, 2011 driven by a decrease of 27 days in the inventory. When compared to December 31, 2011, WCC decreased 6 days from 646 days mainly as a result of a 19 days improvement in the accounts payable line.

• Compared to inventory as of March 31, 2011, inventory balance (adjusted for the capitalization of CFC) increased by Ps.1.5 billion mainly derived from the increased migration into vertical construction, where the initial invested capital is higher compared to horizontal construction, in addition to the longer construction cycle that these type of buildings require.

• Compared to inventory as of December 31, 2011, inventory (adjusted by the capitalization of CFC) decreased by Ps.232 million, mainly due to a lower level of land inventory which decreased by Ps.227 million. Importantly, construction -in-progress inventory (adjusted by the capitalization of CFC) decreased by Ps.18.5 million.

FIRST QUARTER 2012 RESULTS

• Compared to accounts receivable (AR) as of March 31, 2011, AR excluding receivables from the penitentiary construction projects as of March 31, 2012, were stable at Ps.2.0 billion or 35 days compared to 32 days. Compared to AR as of December 31, 2011, accounts receivable increased by 2 days from 33 days.

• Accounts Payable (AP) days were stable at 111 days when compared to March 31, 2011. Importantly, compared to December 31, 2011, AP increased by 19 days due to the improvement of days of credit with material suppliers which improved from a level of 65 days as of December 31, 2011 to 86 days as of March 31, 2012.

During 1Q12, and as a result of the 8.0 percent appreciation of the Mexican peso against the U.S. dollar, the Company’s changes in financial position (which has historically been presented as Free Cash Flow), reflect the booking of non-cash items. As of March 31, 2012, the Company had a total non-cash positive impact of Ps.557 million.

Considering the non-cash FX effects on a consolidated basis, the Company generated negative FCF of Ps.335 million, which was mainly driven by the recognition of the advances in construction from the penitentiaries projects. According to the required accounting treatment of these projects such advances must be booked as an accounts receivable. FCF adjusted by the FX non-cash gain on a consolidated basis was negative at Ps.893 million.

Importantly, from Homex’ other divisions (Mexico, Brazil, Infrastructure and Tourism) Homex generated positive FCF of Ps.1.4 billion and adjusted for the non-cash foreign exchange gain, Ps.865 million. The positive cash generation was driven by a higher level of accounts payable and deferred taxes as well as from the stability of the Company’s WCC.

2012 Guidance:
	Without the contribution of Federal Penitentiaries	Including the contribution of Federal Penitentiaries
Revenue Growth	10% to 12%	58% to 61%
EBITDA Margin	21% to 22%	25% to 27%
Free Cash Flow	Positive Ps.500 million to Ps.800 million	Negative Ps.5,700 million to Ps.6,000 million

 FIRST QUARTER 2012 RESULTS

Recent Business Developments

Homex Signs New Agreement with INEA

Homex signed a new, five-year agreement with INEA (National Institute for Adult Education), continuing its activities to provide and support education in the communities where the Company has a presence. The agreement was signed at the 13th Ordinary Session of the National Education Board for Life and Work (CONEVyT) .

The Homex and INEA education partnership began in 2005, with an adult education program, "Secundaria Homex," which has provided the Company's workers and its customers the opportunity to continue or initiate elementary and high school education at the Company's community centers located at its developments, with INEA's teachers providing certified courses.

To date, approximately 12,700 students have graduated from the Secundaria Homex program.

Homex Recognized for Best Corporate Governance Practices in Mexico at World Finance Awards

During 1Q12, Homex was recognized by the World Finance Corporate Governance Awards at the London Stock Exchange as the Company with Best Corporate Governance in Mexico.

The World Finance Awards were created in 2007 to identify industry leaders, individuals, teams and organizations that represent the benchmark of achievement and best practices in the financial and business world.

FIRST QUARTER 2012 RESULTS

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home- development company focused on affordable entry-level and middle-income housing in Mexico and Brazil. It is one of the largest Mexican homebuilders based on its revenues and one of the most geographically diverse homebuilders in the country.

Founded in Culiacan, Sinaloa in 1989, Homex continues expanding operations across Mexico and at the same time the Company has replicated its business model in three cities in Brazil. Homex’ dynamic nature has allowed the Company to identify, respond and adapt to market opportunities, supported by a solid operative and administrative team as well as by an effective and efficient use of its IT and construction systems which have been the cornerstone for its growth.

In 2010, Homex consolidated its Mexico operations by merging the affordable entry-level and middle income segments into the Mexico Division.

In addition, during 2010, the Infrastructure Division was launched, focused on building services contracts with the federal and state government. As a result of this re-organization, today Homex is formed by four divisions: Mexico Division, International Division, Infrastructure Division and Tourism Division.

For additional corporate information, please visit the Company’s web site at: www.homex.com.mx. Additional information for Homex' holders of U.S. Dollar denominated bonds is also available on the Company’s Investor Relations portal at http://www.homex.com.mx/ri/index.htm.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward -looking and subject to risks and uncertainties. Forward -looking statements involve inherent risks and uncertainties. We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward -looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward -looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached is the unaudited consolidated financial Iiformation of Desarrolladora Homex, S.A.B. de C.V. for the three month period ended March 31, 2012 and 2011, which includes the consolidated balance sheets as of March 31, 2012 and 2011, and the consolidated statements of income for the three-month period ended March 31, 2012 and 2011 and the consolidated statement of changes in financial position for the three-month period ended March 31, 2012 and 2011.

 FIRST QUARTER 2012 RESULTS

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET COMPARISON OF MARCH 31, 2012 WITH MARCH 30, 2011
(Figures in thousands of pesos)	March-12		March-11		Change 2012/2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5,619,865	12.4%	3,351,706	9.0%	67.7%
Accounts receivable, net	5,186,233	11.5%	1,814,285	4.8%	185.9%
Accounts receivable from penitentiaries	3,134,366
Accounts receivable from infrastructure	560,443	1.2%	488,169	1.3%	14.8%
Inventories	30,705,357	67.9%	28,610,647	76.4%	7.3%
Other current assets	1,634,722	3.6%	1,412,738	3.8%	15.7%
Total current assets	43,146,177	95.4%	35,189,376	94.0%	22.6%

Property and equipment, net	1,297,425	2.9%	1,454,913	3.9%	-10.8%
Goodwill	650,344	1.4%	650,344	1.7%	0.0%
Other assets	134,863	0.3%	144,042	0.4%	-6.4%
TOTAL	45,228,810	100.0%	37,438,674	100.0%	20.8%

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	3,632,273	8.0%	2,388,214	6.4%	52.1%
Accounts payable	4,768,973	10.5%	4,270,614	11.4%	11.7%
Advances from customers	632,137	1.4%	830,762	2.2%	-23.9%
Accrued expenses and taxes payable	2,384,912	5.3%	1,431,462	3.8%	66.6%
Total current liabilities	11,418,295	25.2%	8,921,052	23.8%	28.0%

Long-term notes payable to financial institutions	12,099,909	26.8%	10,556,580	28.2%	14.6%
Long-term project financing	1,806,701

Swap payable	583,520	1.3%	471,149	1.3%	23.9%
Labor obligations	7,313	0.0%	1,977	0.0%	270.0%
Deferred income taxes	4,997,447	11.0%	4,574,377	12.2%	9.2%
Total liabilities	30,913,184	68.3%	24,525,135	65.5%	26.0%

STOCKHOLDERS' EQUITY
Common stock	425,441	0.9%	425,444	1.1%	0%
Additional paid-in capital	2,731,202	6.0%	2,737,632	7.3%	-0.2%
Retained earnings	11,175,106	24.7%	9,474,856	25.3%	17.9%
Other stockholders' equity accounts	(483,755)	-1.1%	78,387	0.2%	-717.1%
Majority stockholders' equity	13,847,994	30.6%	12,716,319	34.0%	8.9%
Minority interest	467,631	1.0%	197,220	0.5%	137.1%
TOTAL STOCKHOLDERS' EQUITY	14,315,625	31.7%	12,913,539	34.5%	10.9%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	45,228,810	100.0%	37,438,674	100.0%	20.8%

FIRST QUARTER 2012 RESULTS

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF THREE MONTHS 2012 WITH THREE MONTHS 2011
(Figures in thousands of pesos)	1Q12		1Q11		Change 2012/2011
REVENUES
Affordable-entry level revenue	2,670,831	45.4%	3,457,197	84.4%	-22.7%
Middle income housing revenue	960,526	16.3%	560,578	13.7%	71.3%
Affordable-entry level revenue Brazil	25,980	0.4%	27,909	0.7%	-6.9%
Other revenues	9,899	0.2%	52,743	1.3%	-81.2%
Infrastructure revenue	61,154	1.0%
Federal Penitentiaries projects revenue	2,159,337	36.7%
TOTAL REVENUES	5,887,728	100.0%	4,098,427	100.0%	43.7%

COSTS	3,997,244	67.9%	2,721,476	66.4%	46.9%
Capitalization of CFC	221,570	3.8%	217,029	5.3%	2.1%
Interest	218,119	3.7%	221,225	5.4%	-1.4%
FX ( gain) loss and inflation accounting effect	3,451	0.1%	(4,196)	-0.1%	-182.3%
TOTAL COST	4,218,814	71.7%	2,938,505	71.7%	43.6%

GROSS PROFIT	1,668,914	28.3%	1,159,922	28.3%	43.9%

SELLING AND ADMINISTRATIVE EXPENSES	656,118	11.1%	606,517	14.8%	8.2%

OPERATING INCOME	1,012,796	17.2%	553,405	13.5%	83.0%

OTHER (EXPENSES) INCOME, NET	9,691	0.2%	(8,626)	-0.2%	-212.3%

NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	175,637	3.0%	88,361	2.2%	98.8%
Interest expense penitentiaries	49,796	0.8%		0.0%
Interest income	(56,371)	-1.0%	(63,696)	-1.6%	-11.5%
Foreign exchange (gain) loss	(603,270)	-10.2%	(32,178)	-0.8%	1774.8%
	(434,208)	-7.4%	(7,513)	-0.2%	5679.3%

INCOME BEFORE INCOME TAX	1,456,695	24.7%	552,292	13.5%	163.8%

INCOME TAX EXPENSE	582,678	9.9%	215,395	5.3%	170.5%
NET INCOME	874,017	14.8%	336,897	5.3%	159.4%
MAJORITY INTEREST	767,082	13.0%	329,078	8.0%	133.1%
MINORITY INTEREST	106,935	1.8%	7,819	0.2%	1267.5%
NET INCOME	874,017	14.8%	336,897	8.2%	159.4%
NET INCOME Adjusted for FX	514,126	8.7%	314,709	7.7%	63.4%
Earnings per share	2.29		0.98
Earnings per share Adjusted for FX	1.54		0.94
Adjusted EBITDA	1,344,018	22.8%	838,761	20.5%	60.2%

 FIRST QUARTER 2012 RESULTS

DESARROLLADORA HOMEX, S.A.B. DE C.V. CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION FOR THE PERIOD ENDED MARCH 31,

(thousands of pesos)	2012	2011

Net income	767,082	329,078
Non-cash items:
Depreciation & Amortization	99,961	76,954
Minority interest	106,935	7,819
Deferred income taxes	582,678	215,395
	1,556,656	629,246
(Increase) decrease in:
Trade accounts receivable	(3,651,056)	(164,373)
Inventories (w/land)	33,246	(1,496,357)
Trade accounts payable	766,907	(571,482)
Other A&L, net	967,033	1,173,053
Changes in operating assets and liabilities	(1,883,871)	(1,059,160)

Operating cash flow	(327,214)	(429,914)
Capex	(8,239)	(40,344)

Free Cash Flow	(335,453)	(470,258)

Net financing activities	2,038,263	386,742

Net (decrease) increase in cash and cash equivalents	1,702,810	(83,516)

Balance at beginning of period	3,917,055	3,435,222

Balance at end of period	5,619,865	3,351,706

FIRST QUARTER 2012 RESULTS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION FOR THE PERIOD ENDED MARCH 31, 2012

	FCF w/o
(thousands of pesos)	Penitentiaries	Penitentiaries	Consolidated

Total Net income & Non-cash items	915,407	641,249	1,556,656

(Increase) decrease in:
Trade accounts receivable	(516,690)	(3,134,366)	(3,651,056)
Inventories (w/land)	33,463	(217)	33,246
Trade accounts payable	31,158	735,750	766,908
Other A&L, net	967,033	-	967,033
Changes in operating assets and liabilities	514,964	(2,398,833)	(1,883,870)

Operating cash flow	1,430,371	(1,757,585)	(327,214)

Capex	(8,093)	(146)	(8,239)

Free Cash Flow	1,422,278	(1,757,731)	(335,453)

Non cash effects	(557,259)		(557,259)
Free Cash Flow adjusted for Non Cash Effects	865,019		(892,712)

 FIRST QUARTER 2012 RESULTS

Description of transition to IFRS

Pursuant to Article 78 of the General Provisions Applicable to Securities Issuers and Other Participants in the Securities Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores), beginning in 2012, certain Mexican companies with securities listed on a Mexican securities exchange, including Homex, must report their financial information in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) . Homex will adopt IFRS as of December 31, 2012, with a Transition Date to IFRS of January 1, 2011. Accordingly, as of January 1, 2011, the Company adopted IFRS 1, “First time Adoption of International Financial Reporting Standards. ” Consequently the Company will present 2012 and 2011 figures under IFRS in its 2012 Audited Financial Statements.

The Company's consolidated financial statements for the year ending December 31, 2012, will be the first annual consolidated financial statements prepared in accordance with IFRS. The transition date for the Company is January 1, 2011. In preparing these consolidated financial statements in accordance with IFRS 1, “First Time Adoption of IFRS,” the Company has taken into account the mandatory exemptions applicable to it, regarding retrospective application of the IFRS, which are as follows:

a)	The Company applied the mandatory exemption for accounting estimates, regarding the consistency of estimates prepared for the same period under MFRS.

b)	The Company believes that the hedge ratios determined in accordance with MFRS comply with IFRS requirements.

Furthermore, the Company will apply the optional first-time adoption exemption, as follows:

a)	The Company opted to retrospectively apply IFRS 3 (revised in 2008) to the business combinations carried out after the acquisition of the Loreto companies in 2010.

b)

The Company chose to measure at fair value the majority of its properties, plant and equipment as of the transition date, and to use this fair value as the deemed cost on that date. This fair value was determined according to an appraisal by an independent expert.

c)	The Company opted to recognize all the actuarial gains and losses resulting from employee benefits unrecognized as of the date of transition, on the transition date, in accordance with MFRS.

d)

The Company chose to consider the cumulative translation differences from all foreign businesses as nonexistent as of the transition date, and thus adjusted to zero the amount of the cumulative translation differences under MFRS as of that date.

e)

The Company decided to recognize the impact of the change in accounting policy resulting from application of IAS 23 to the cost of loans relating to eligible assets whose capitalization start date was on or after the transition date.

FIRST QUARTER 2012 RESULTS

An explanation of the primary effects of the adoption of IFRS on the Company's accounting policies is described below:

Recognition of inflation effects

Pursuant to IAS 29 “Financial Information in Hyperinflationary Economies,” the effects of inflation are recognized when accumulated inflation is more than 100% in the three preceding fiscal years. Under MFRS guidelines, these effects were recognized when accrued inflation in the three previous fiscal years surpassed 26%.

Cost of loans

Pursuant to IAS 23, “Cost of Loans,” only the foreign -exchange differences relating to loans in foreign currency directly attributable to the acquisition, construction or production of eligible assets can be capitalized, as part of the cost of those assets, to the extent to which they are considered adjustments to interest expense. Under MFRS, these foreign -exchange differences were capitalized in full, regardless of their nature.

Property, plant and equipment

According to IAS 16, “Property, Plant and Equipment,” when a significant component of an element of property and equipment has a substantially different useful life from the element as a whole, the Company must recognize that significant part as a separate asset, with a specific useful life and depreciation. According to MFRS provisions, this was not required as of December 31, 2011.

Business combinations

According to IFRS 3, “Business Combinations,” when the price paid to acquire a business is less than the fair value of the net assets acquired, the difference must be recognized as income in the fiscal year results of operations. Under MFRS provisions, this excess was deducted from the value of the acquired assets, up to the value of the consideration paid.

Employee benefits

According to IAS 19, “Employee Benefits,” labor obligations relating to legal severance pay to workers was entered only at the time the Company proves an existing commitment to end the relationship with the employee or a statement encouraging voluntary retirement, a situation that must be shown in a plan describing the characteristics of the conclusion of the labor relationship. Under MFRS guidelines, this type of obligation was entered on the records regularly as it accrued.

IFRS does not require recognition of deferred employee profit-sharing. Under MFRS, the Company had been using the assets and liability method to recognize the deferred effects of employee profit-sharing.

 FIRST QUARTER 2012 RESULTS

Financial Instruments

According to IAS 39, “Recognition and Measurement of Financial Instruments,” credit risk must be taken into account in determining the reasonable value of financial instruments. Credit risk is the risk that the counterparty may not comply with its contractual obligations. Also according to this standard, the shortcut method may not be used to evaluate the effectiveness of interest rate swaps; and finally, the standard requires that the costs of a debt issue be deducted from the debt and amortized using the effective interest method. Under MFRS guidelines, it was not necessary to take into account credit risk in determining the reasonable value of financial instruments, the shortcut method could be used to evaluate the effectiveness of interest rate swaps, and debt issue costs were amortized on a straight -line basis over the life of the credit.

Financial Statement Presentation and Disclosure.

According to IAS 39, “Recognition and Measurement of Financial Instruments,” debt is presented after deduction of the initial costs within the statement of financial position. Under MFRS, those costs were presented in the same statement, in the “other assets” line.

According to IAS 1, “Presentation of Financial Statements,” the Company must present a comprehensive income statement that includes, in addition to the statement of profit and loss, other movements in comprehensive earnings. Under MFRS, the Company presented the corresponding movement in comprehensive earnings within the statement of changes in equity.

According to IAS 1, “Presentation of Financial Statements” and IFRS 1 “First Time Adoption of International Financial Reporting Standards,” the Company must present within the statement of financial position the balances in its accounts at the beginning of the earliest year presented in a third column. Under MFRS, the third column was not required as of December 31, 2011.

Under IFRS, accrued employee profit-sharing is considered to be an operating expense and is presented under operating expenses on the comprehensive income statement. Under MFRS, the Company presented that expense in the “other expenses (income)” line of the income statement.

Reconciliation between IFRS and MFRS: the following reconciliation quantifies the impact of the transition and the impact on equity as of the transition date on January 1, 2011, March 31, 2011 and December 31, 2011 balance sheets, as follows:

FIRST QUARTER 2012 RESULTS

		January 1, 2011
(thousands of pesos)	Note	MFRS	Adjustments	IFRS
Assets
Cash and cash equivalents		3,435,222	-	3,435,222
Trade accounts receivable, net		1,975,203	-	1,975,203
Inventories	(a,b)	27,713,357	(255,669)	27,457,688
Prepaid expenses and other current	(b)	748,158		748,158
assets
Total current assets		33,871,940	(255,669)	33,616,271
Property and equipment, net	(a,c,d)	1,002,572	508,831	1,511,403
Goodwill	(a)	731,861	(81,517)	650,344
Other assets, net	(e)	1,035,111	(153,157)	881,954
Total assets		36,641,484	18,488	36,659,972

Liabilities and equity:
Notes payable to financial Institutions	(e)	1,898,117	(35,465)	1,862,652

Trade accounts payable		4,230,161		4,230,161

Advances from customers		624,644	-	624,644
Taxes payables		1,569,281		1,569,281
Total current liabilities		8,322,203	(35,465)	8,286,738
Long term notes payable to financial	(e)	11,023,031	(128,402)	10,894,629
institutions
Financial derivative instruments	(f)	508,160	(14,106)	494,054
Labor obligations	(g)	90,478	(85,794)	4,684
Deferred income taxes	(i)	4,377,101	121,060	4,498,161
Equity	(a,c,d,f,g,i)	12,320,511	161,195	12,481,706
Total liabilities and equity		36,641,484	18,488	36,659,972

 FIRST QUARTER 2012 RESULTS

		As of March 31, 2011
(thousands of pesos)	Note	MFRS (unaudited figures)	Adjustments	IFRS

Assets
Cash and cash equivalents		3,351,706	-	3,351,706
Trade accounts receivable, net		1,814,285	-	1,814,285
Inventories	(a,b,h)	28,977,913	(367,266)	28,610,647
Prepaid expenses and other current	(b)	1,203,578	209,160	1,412,738
assets
Total current assets		35,347,482	(158,106)	35,189,376
Property and equipment, net	(a,c,d)	934,632	520,281	1,454,913
Goodwill	(a)	731,861	(81,517)	650,344
Other assets, net	(e)	291,767	(147,725)	144,042
Total assets		37,305,742	132,933	37,438,675

Liabilities and equity:
Notes payable to financial Institutions	(e)	2,423,882	(35,668)	2,388,214

Trade accounts payable		4,269,074		4,270,614

Advances from customers		830,762	-	830,762
Taxes payables		1,433,002		1,431,462
Total current liabilities		8,956,720	(35,668)	8,921,052
Long term notes payable to financial	(e)	10,680,143	(123,563)	10,556,580
institutions
Financial derivative instruments	(f)	485,255	(14,105)	471,150
Labor obligations	(g)	95,577	(93,600)	1,977
Deferred income taxes	(i)	4,407,447	166,930	4,574,377
Equity	(a,c,d,f,g,h,i)	12,680,600	232,939	12,913,539

Total liabilities and equity		37,305,742	132,933	37,438,675

 FIRST QUARTER 2012 RESULTS

		As of December 31, 2011
(thousands of pesos)	Note	MFRS (unaudited figures)	Adjustments	IFRS
Assets
Cash and cash equivalents		3,917,055	-	3,917,055
Trade accounts receivable, net		1,977,495	-	1,977,495
Inventories and Land held for future	(a,,h)	31,370,421	(631,818)	30,738,603
developments
Prepaid expenses and other current assets		1,192,404	-	1,192,404

Total current assets		38,457,375	(631,818)	37,825,557
Property and equipment, net	(a,c,d)	786,137	577,591	1,363,728
Goodwill	(a)	731,861	(81,517)	650,344
Other assets, net	(e)	335,589	(170,812)	164,777
Total assets		40,310,962	(306,556)	40,004,406

Liabilities and equity:
Notes payable to financial Institutions	(e)	3,640,999	(50,989)	3,590,010

Trade accounts payable		4,002,065	-	4,002,065

Advances from customers		669,852	-	669,852
Taxes payables		2,038,216	-	2,038,216
Total current liabilities		10,351,132	(50,989)	10,300,143
Long term notes payable to financial	(e)	11,723,137	(123,293)	11,599,844
institutions
Financial derivative instruments	(f)	12,226	14,035	26,261
Labor obligations	(g)	73,638	(69,440)	4,198
Deferred income taxes	(i)	4,337,714	151,291	4,489,005
Equity	(a,c,d,f,g,h,i)	13,813,115	(228,160)	13,584,955

Total liabilities and equity		40,310,962	(306,556)	40,004,406

FIRST QUARTER 2012 RESULTS

Transition effects for net income for the three months ended March 31, 2011 and the year ended December 31, 2011 are presented as follows:

		March 31, 2011
(thousands of pesos)	Note	MFRS (unaudited figures)	Adjustments	IFRS
Revenues		4,098,427		4.098,427
Cost of sales	(a,d,g,h)	2,928,651	9,854	2,938,505
Gross profit		1,169,776	(9,854)	1,159,922
Operating expenses	(a,c,d,g)	615,161	(8,644)	606,517
Income from operations		554,615	(1,210)	553,405
Other income (expenses), net		(8,626)		(8,626)
CFC, net	(f,h)	(111,311)	118,824	7,513
Income before income tax		434,678	117,614	552,292
Income tax	(i)	169,525	45,870	215,395
Consolidated net income		265,153	71,744	336,897

		December 31, 2011
(thousands of pesos)	Note	MFRS (unaudited figures)	Adjustments	IFRS
Revenues		21,717,304		21,717,304
Cost of sales	(a,d,g,h)	16,099,464	(392,902)	15,706,562
Gross profit		5,617,840	392,902	6,010,742
Operating expenses	(a,c,d,g)	2,780,778	5,589	2,786,367
Income from operations		2,837,062	387,313	3,224,375
Other income (expenses), net	(d)	(229,420)	27,777	(201,643)
CFC, net	(f,h)	(340,319)	(740,536)	(1,080,855)
Income before income tax		2,267,323	(325,446)	1,941,877
Income tax	(i)	828,555	43,602	872,157
Consolidated net income		1,438,768	(369,048)	1,069,720

Consolidated net income	(j)		740,804	1,478,789
adjusted for FX

FIRST QUARTER 2012 RESULTS

a)	Elimination of accumulated inflation effects.
b)	Reclassification of advances to suppliers.
c)	Recognition of the fair value of property and equipment acquired through business combination.
d)	Recognition of the fair value of certain items of property and equipment in accordance to appraisal measurement.
e)	Reclassification of debt issuance costs from other assets to current debt.
f)	Adjustment to fair value of derivative financial instruments.
g)	Elimination of the severance payments provision in the labor obligations accrual.
h)	Elimination of financial costs not capitalized in accordance to IFRS.
i)	Deferred income taxes effects from IFRS adjustments described from bullets a) to h).
j)	As a result of the reversal of the capitalization of FX effects under IFRS Ps.740.8 million were recognized as an additional FX loss compared to MFRS-14.

 FIRST QUARTER 2012 RESULTS

DESARROLLADORA HOMEX, S.A.B de C.V.
FIRST QUARTER 2012 RESULTS CONFERENCE CALL NOTICE

DATE:	Thursday, May 3, 2012
TIME:	9:00 AM Central Time (Mexico City)
10:00 AM Eastern Time (New York)

HOSTS:	Gerardo de Nicolás, Chief Executive Officer Carlos Moctezuma, Vice President of Finance and Planning and Chief Financial Officer Vania Fueyo, Investor Relations Officer

DIAL-IN:	International: 706-643-5124 U.S.: 866- 887-3678 Passcode: 72404934 Please call 10 minutes prior to start time and request the Homex call

REPLAY:	404-537-3406 international number or 855-859-2056 U.S. number, available one hour after the call ends, the pass code to access the replay of the call is 72404934. Or via webcast at http://www.homex.com.mx/ri/index.htm

Please contact Ms. Vania Fueyo at (011-52-667) 758 5838 or via email at investor. relations@homex. com.mx with any questions.

 FIRST QUARTER 2012 RESULTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: May 3 , 2011	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer